Exhibit 99.2

SENTAGE HOLDINGS INC.

Annual General Meeting of Shareholders

December 13, 2024

10 a.m. EST

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Sentage Holdings Inc. (the “Company”) is soliciting proxies for the annual general meeting (the “Meeting”) of holders (the “shareholders”) of the Class A Ordinary Shares and Class B Ordinary Shares of the Company (collectively, the “Ordinary Shares”) of the Company to be held on December 13, 2024 at 10 a.m. EST. The Company will hold the Meeting at 501 Platinum Tower, 233 Taicang Rd, Huangpu, Shanghai (200001), China. Shareholders will be able to attend in person and via live audio webcast online at www.virtualshareholdermeeting.com/SNTG2024. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in real time. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business on October 25, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent not less than one-third (1/3) of the issued Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

Each resolution proposed at the annual general meeting shall be decided by way of a poll. Holders of the Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on the resolutions submitted to a vote. Each Class B Ordinary Share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed for the following:

1.	Approval of the re-election of Qiaoling Lu, Yiheng Guo, Angel Colon, and Shengsong Wang as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting; and

2.	Approval of the election of Yingxin Bi as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxyvote.com, (ii) by phone at 1-800-690-6903, or (iii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “Financials & Filings” section of the Company’s website at http://ir.sentageholdings.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at tina.xiao@ascent-ir.com.

PROPOSALS NO. 1-NO. 4

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. Four current directors named below will seek re-election at the Meeting.

The Company’s corporate governance and nominating committee recommends, and the Board of Directors concurs, that the four current directors be re-elected.

Each director to be elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Qiaoling Lu, age 44, has been our chief executive officer, chairman of the Board of Directors, and director since our incorporation. Ms. Lu has served as the general manager of Daxin Wealth Investment Management (Shanghai) Co., Ltd. (“Daxin Wealth”), which is one of the Company’s variable interest entity, since March 2015. Before joining us, she served as the managing director of Asia Pacific at Interconnect Products Limited UK from September 2010 to January 2015, where she successfully led her team to expand the company’s business in the Asia market. She also served as a finance associate at IQVIA (formerly known as Quintiles European headquarters) from April 2006 to August 2010. Ms. Lu obtained her master’s degree in International Relations from Qingdao University in Qingdao City, Shandong Province, China in 2005. Ms. Lu obtained her master’s degree in International Management from Henley Business School at University of Reading in the United Kingdom in 2004. Ms. Lu obtained her bachelor’s degree in International Economics from Shandong University of Finance and Economics in Jinan City, Shandong Province, China in 2002.

Yiheng Guo, age 41, was appointed as our director on April 10, 2020. He has served as a director of Daxin Wealth from March 2015 to the present. Mr. Guo obtained his master’s degree in Real Estate Investment and Finance from Henley Business School at University of Reading in the United Kingdom in 2007. Mr. Guo obtained his bachelor’s degree in International Securities Investment & Banking from University of Reading in the United Kingdom in 2006.

Angel Colon, age 51, was appointed as our director since the closing of our initial public offering (“IPO”). Mr. Colon has served as a managing member of NY Capital Management Group, LLC since January 2017; Turing Funds, LLC since July 2017; Vega Management Advisors, LLC from October 2018 to February 2020; and Vega Management Investments, LLC from October 2018 to February 2020; in each case, providing services to high net worth individuals, businesses and institutions to produce solutions that facilitate the advancement and management of capital along with the mitigation of risk to achieve dependable annual returns. Mr. Colon has served as a financial advisor and consultant both Pharma Corp. and Bronson Resource Limited since December 2018, where he was responsible for research-backed support of strategies concerning the mitigation of risk and financial planning from inception to completion. Previously, Mr. Colon served as a financial advisor for Cuttone & Co., LLC from December 2016 to February 2018; Tribal Capital Markets, LLC from August 2016 to December 2016; and Bonwick Capital Partners, LLC from July 2015 to August 2016. Mr. Colon also served as a capital markets associate at TriPoint Global Equities, LLC from December 2013 to July 2015. Mr. Colon received a Bachelor of Science in International Business with a minor in Languages and Economics from St. John Fisher College in 1996. He currently holds Financial Industry Regulatory Authority (“FINRA”) Series 7, Series 63 and Series 65 and is a licensed broker with FINRA.

Shengsong Wang, age 69, was appointed as our director since the closing of our IPO. Mr. Wang currently serves as a law professor at Qingdao University in Shandong Province. He joined Qingdao University in 1987 as a lecturer and served as an associate professor, professor, and then dean of faculty. Mr. Wang is a renowned legal professional specializing in arbitration and litigation. Between June 2009 and December 2013, Mr. Wang served as an Independent Director for Qingdao Hanhe Cable Co., Ltd, a Shenzhen Stock Exchange listed company that specializes in cable system services, transformation products, and smart grid technology in China. Between March 2015 and April 2018, Mr. Wang served as an Independent Director for Weflo Valve Co., Ltd., a Shenzhen Stock Exchange listed company that specializes in the design and manufacture of valves and fire hydrant products. Mr. Wang received a Bachelor’s Degree in History in 1982 and a Master’s Degree in Ancient World History in 1986 from Qufu Normal University. Mr. Wang also received a Master’s Degree from Harbin Normal University in 1986 and a Doctorate Degree in Law Jurisprudence from China University of Political Science and law in 2005.

The ordinary resolutions to be considered and voted upon at the Meeting are the following:

1.	“It is resolved as an ordinary resolution that Ms. Qiaoling Lu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.”

2.	“It is resolved as an ordinary resolution that Mr. Yiheng Guo be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.”

3.	“It is resolved as an ordinary resolution that Mr. Angel Colon be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.”

4.	“It is resolved as an ordinary resolution that Mr. Shengsong Wang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.”

Proposals No. 1-No. 4 will be decided by way of poll and approved if a simple majority of the total votes duly cast in person or by proxy at the Meeting are voted “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Proposals No. 1-No. 4 will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 5

ELECTION OF A DIRECTOR CANDIDATE

One director candidate named below will seek election at the Meeting.

The Company’s corporate governance and nominating committee recommends, and the Board of Directors concurs, that the director candidate be elected. The director to be elected will hold office until the next annual general meeting of shareholders or until her appointment is otherwise terminated in accordance with the articles of association of the Company.

Ms. Yingxin Bi, age 42, has served as an independent financial consultant since January 2021, assisting institutional investors, corporations, and other clients on financing projects. She served as a general manager at Lupu Investment Group from June 2019 to December 2020, responsible for building a real estate investment and management platform. From August 2013 to May 2019, Ms. Bi served as a managing director at Ping An Trust, responsible for origination and execution of structured financing, land acquisition fund, and mezzanine fund, and oversight of portfolio development companies. She also served as an investment manager of Fuson Group from September 2011 to August 2013 and Ping An Trust from October 2009 to August 2011. Ms. Bi served as an analyst at Lehman Brothers from July 2007 to May 2009. She holds a Bachelor’s degree in Commerce and a Bachelor’s degree in Property from University of Auckland University in New Zealand, and a Master’s degree in Real Estate Finance and Investment from Reading University in United Kingdom.

The ordinary resolution to be considered and voted upon at the Meeting is the following:

“It is resolved as an ordinary resolution that Ms. Yingxin Bi be elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.”

Proposals No. 5 will be decided by way of poll and approved if a simple majority of the total votes duly cast in person or by proxy at the Meeting are voted “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ELECTION THE DIRECTOR CANDIDATE NAMED ABOVE.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

November 7, 2024	/s/ Qiaoling Lu
Qiaoling Lu
Chairman of the Board of Directors

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

SENTAGE HOLDINGS INC.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 13, 2024

The undersigned shareholder of Sentage Holdings Inc., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated November 7, 2024, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on December 13, 2024 at 10 a.m. EST, at 501 Platinum Tower, 233 Taicang Rd, Huangpu, Shanghai (200001), China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/SNTG2024, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the Meeting is appointed as the proxy, this proxy will be voted FOR the following proposals:

1.	to re-elect each of Qiaoling Lu, Yiheng Guo, Angel Colon, and Shengsong Wang as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting; and

2.	to elect Yingxin Bi as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE
Mark, sign, date and return this proxy card promptly using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	It is resolved as an ordinary resolution that Qiaoling Lu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 2:	It is resolved as an ordinary resolution that Yiheng Guo be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 3:	It is resolved as an ordinary resolution that Angel Colon be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 4:	It is resolved as an ordinary resolution that Shengsong Wang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 5:	It is resolved as an ordinary resolution that Yingxin Bi be elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting.	☐	☐	☐

This proxy card must be signed by the person registered in the register of members at the close of business on December 12, 2024. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity.
Share Owner signs here		Co-Owner signs here

Date: